Evonsys LLC and Subsidiaries
A Delaware Limited Liability Company

Consolidated Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

Evonsys LLC and Subsidiaries

TABLE OF CONTENTS



To the Board of Directors
Evonsys, LLC
Wilmington, DE

INDEPENDENT AUDITOR'S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Evonsys, LLC (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income/(loss), changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Evonsys, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Evonsys, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Evonsys, LLC ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Evonsys, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Evonsys, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
February 3, 2022

EVONSYS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2020 and 2019

	2020		2019	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	1,883,878	$	372,862
Accounts receivable		2,765,186		1,287,770
Prepaid expenses		480,008		-
Refund receivable		72,217		42,549
Other assets		13,257		14,826
Due from officer - related party		27,500		27,500
Total Current Assets		5,242,046		1,745,507
Non-Current Assets:				
Deposit		40,408		41,381
Property and equipment, net		76,730		34,371
Total Non-Current Assets		117,138		75,752
TOTAL ASSETS	$	5,359,184	$	1,821,259
LIABILITIES AND MEMBERS' EQUITY				
Liabilities:				
Current Liabilities:				
Accounts payable	$	9,958	$	55,532
Accrued expenses		1,218,168		886,354
Loan payable		-		150,000
PPP Loan		686,945		-
Total Current Liabilities		1,915,071		1,091,886
Total Liabilities		1,915,071		1,091,886
Members' Equity: 1,000 membership units authorized, 1,000 membership units issued and outstanding as of both December 31, 2020 and 2019.		3,791,594		951,707
Accumulated other comprehensive income/(loss)		(49,510)		(24,005)
Total Members' Equity		3,742,084		927,702
Noncontrolling interest in subsidiary		(297,971)		(198,329)
Total Equity		3,444,113		729,373
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,359,184	$	1,821,259

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

EVONSYS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$ 14,643,323	$ 8,233,363
Operating Expenses:		
General & administrative	11,427,277	8,341,530
Sales & marketing	48,659	137,695
Total Operating Expenses	11,475,936	8,479,225
Income/(loss) from operations	3,167,387	(245,862)
Other Income/(Expense):		
Government COVID recovery funds	113,350	-
Other income/(expense)	15,989	(1,120)
Interest expense	(13,636)	(12,680)
Total Other Income/(Expense)	115,703	(13,800)
Provision for income taxes	-	-
Net income/(loss)	3,283,090	(259,662)
Net income/(loss) attributable to noncontrolling interest	(100,410)	(137,761)
Net income/(loss) attributable to Evonsys, LLC	$ 3,383,500	$ (121,901)
Net income/(loss)	$ 3,283,090	$ (259,662)
Other comprehensive income/(loss)		
Foreign currency translation loss	(24,737)	(21,237)
Comprehensive income/(loss)	3,258,353	(280,899)
Less: Comprehensive income/(loss) attributable to		
Foreign currency translation gain/(loss)	768	(4,384)
Comprehensive income/(loss) attributable to Evonsys, LLC	$ 3,259,121	$ (276,515)

EVONSYS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the years ended December 31, 2020 and 2019

	Members' Equity		Accumulated Other Comprehensive Income/(Loss)	Total Members' Equity	Noncontrolling Interest in Subsidiary	Total Equity
	Membership Units	Members' Equity				
Balance at January 1, 2019	1,000	$ 1,170,698	$ (7,152)	$ 1,163,546	$ (56,184)	$ 1,107,362
Distributions	-	(97,090)	-	(97,090)	-	(97,090)
Foreign currency translation gain/(loss)	-	-	(16,853)	(16,853)	(4,384)	(21,237)
Net loss	-	(121,901)	-	(121,901)	(137,761)	(259,662)
Balance at December 31, 2019	1,000	951,707	(24,005)	927,702	(198,329)	729,373
Distributions	-	(543,613)	-	(543,613)	-	(543,613)
Foreign currency translation gain/(loss)	-	-	(25,505)	(25,505)	768	(24,737)
Net income	-	3,383,500	-	3,383,500	(100,410)	3,283,090
Balance at December 31, 2020	1,000	$ 3,791,594	$ (49,510)	$ 3,742,084	$ (297,971)	$ 3,444,113

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

EVONSYS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net income/(loss)	$ 3,283,090	$ (259,662)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:		
Depreciation	16,840	20,533
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivables	(1,477,416)	(460,412)
(Increase)/Decrease in prepaid expenses	(480,008)	-
(Increase)/Decrease in refund receivable	(29,668)	(10,027)
(Increase)/Decrease in other assets	1,569	(5,134)
(Increase)/Decrease in deposit	974	1,441
Increase/(Decrease) in accounts payable	(45,574)	52,915
Increase/(Decrease) in accrued expenses	331,812	408,787
Net Cash Provided By/(Used In) Operating Activities	1,601,619	(251,559)
Cash Flows From Investing Activities		
Purchase of property of equipment	(59,198)	(11,495)
Net Cash Used In Investing Activities	(59,198)	(11,495)
Cash Flows From Financing Activities		
Proceeds from PPP Loan	686,945	-
Distributions	(543,613)	(97,090)
Proceeds from loan payable	150,000	300,000
Repayment on loans payable	(300,000)	(150,000)
Advances to related party	-	(61,290)
Net Cash Used In Financing Activities	(6,668)	(8,380)
Cash effects of foreign currency translation loss	(24,737)	(21,237)
Net Change In Cash	1,511,016	(292,671)
Cash at Beginning of Period	372,862	665,533
Cash at End of Period	$ 1,883,878	$ 372,862
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 13,636	$ 12,680
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Evonsys, LLC (collectively with its subsidiaries, the "Company"), is a limited liability company formed under the laws of Delaware in 2015. The Company builds software applications. On March 24, 2016, the Company formed a wholly owned subsidiary in India, Evonsys India Private Limited ("Evonsys India"). On November 3, 2016, the Company formed a wholly owned subsidiary in Australia, Evonsys PTY LTD ("Evonsys Australia"). On August 9, 2017, the Company formed a wholly owned subsidiary in the Netherlands, Evonsys Europe B.V. (the "Evonsys Europe"). Evonsys Europe B.V. is a majority owned subsidiary (80%) of the Company and was formed to provide technology and business transformation solutions to enterprises. On October 20, 2017, the Company formed a wholly owned subsidiary in Singapore, Evonsys PTE. LTD. ("Evonsys Singapore"). On February 21, 2019, the Company formed a wholly owned subsidiary in Canada, Evonsys Private Limited ("Evonsys Canada")

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Evonsys, LLC, along with its wholly and majority owned subsidiaries. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Noncontrolling Interests

Noncontrolling interests represents minority owners' share of net income or losses and equity in the Company's majority-owned consolidated subsidiary. The Company owned 80% of the majority owned subsidiary, Evonsys Europe B.V. in 2020 and 2019.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism, and the ongoing COVID-19 pandemic. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its consolidated operations.

Cash Equivalents

For the purpose of the consolidated statements of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. The Company holds its cash and cash equivalents with FDIC insures banks. As of December 31, 2020 and 2019, the Company has $1,087,048 and $0 of uninsured deposits, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2020 and 2019, the Company carried receivables of $2,765,186 and $1,287,770, respectively, and carried no allowances against such.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (3-15 years). The Company's property and equipment is assessed annually for indications of impairment. The Company's property and equipment are recorded at costs of $119,281 and $60,365 and are presented net of accumulated depreciation of $42,551 and $25,994 as of December 31, 2020 and 2019, respectively. Depreciation expense of $16,840 and $20,533 and was recorded for the years ended December 31, 2020 and 2019, respectively.

Refund Receivable

The Company has accrued goods and service tax assets, which can be received as a refund from the Indian government if and when the Company exports products from India.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Software as a Service (SaaS) and usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded to deferred revenue. One time set-up fees are recognized when the performance obligation is determined to be separate from the ongoing services fees and the performance obligation is satisfied in accordance with the contractual terms.

Other Income

The Company recognized $113,350 of government COVID recovery funds during the year ended December 31, 2020 related to a government program in the Netherlands.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company files income tax returns in the U.S., Indian, Australian, Netherlands, and Singapore jurisdictions. Income tax returns for fiscal years 2016 through 2020 remain open to examination by tax authorities in the U.S. and foreign jurisdictions. The Company believes that it has made adequate provisions for all income tax uncertainties pertaining to these open tax years. There are no open tax examinations.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company's U.S. operations. The functional currency for the Subsidiaries are its local currency. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At December 31, 2020 and 2019, the foreign currency translation loss was $24,737 and $21,237, respectively.

NOTE 3: MEMBERS' EQUITY

Membership Units

As of both December 31, 2020 and 2019, the Company has 1,000 membership units issued and outstanding.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 4: OPERATING LEASES

The Company entered into a lease agreement for office space. The lease term commenced October 15, 2018 and expires on October 14, 2023. Monthly lease obligations under the lease range from $3,958 to $4,810 per month. The Company entered into a lease agreement for office space. The lease term commenced October 15, 2018 and expires on October 14, 2023. Monthly lease obligations under the lease range from $2,674 to $3,250 per month. Lease expense for the years ended December 31, 2020 and 2019 totaled $61,627 and $85,290, respectively.

Future minimum lease payments under the Company's outstanding leases are as follows as of December 31, 2020:

2021	$	88,837
2022		93,269
2023		72,542
	$	254,648

NOTE 5: RELATED PARTY TRANSACTIONS

During 2019, the Company advanced funds to a related company that is owned by one of the founders of the Company. As of both December 31, 2020 and 2019, the balance due under the arrangement was $27,500. The advance bears no interest and has no maturity date.

NOTE 6: PPP LOAN

On May 11, 2021, the Company secured a loan through the Small Business Administration under the Payroll Protection Program. The loan is a 24-month term loan agreement in the amount of $686,945, bearing interest at 1.00%, with no payments due for 6 months from the date of first disbursement of the loan, and to be repaid in 18 substantially equal monthly payments of principal and interest commencing on the first business day after the end of the deferment period. As of December 31, 2020, the remaining outstanding principal balance was $686,945. This loan was forgiven in 2021 as discussed in Note 10.

NOTE 7: LOANS PAYABLE

Loans Payable

On April 30, 2019, the Company entered into a loan agreement with Kabbage in the amount of $150,000, with varying monthly principal and interest payments of between $26,785 and $29,125. The total unpaid balance was $0 as of December 31, 2019. Interest expense for the loan totaled $4,125 for the year ended December 31, 2019. The loan was paid off in 2019.

On January 14, 2020, the Company entered into a loan agreement with Kabbage in the amount of $150,000, with varying monthly principal and interest payments. The total unpaid balance was $0 as of December 31, 2020. Interest expense for the loan totaled $12,250 for the year ended December 31, 2020. The loan was paid off in 2020.

Line of Credit

On May 31, 2019, the Company entered into a line of credit agreement with Bank of America in the amount of $200,000, bearing interest of Prime plus 1.25% (6.00% as of December 31, 2020). Interest expense on this loan was $921 and $5,739 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance was $0 and $150,000 as of December 31, 2020 and 2019, respectively. The line of credit was paid off in 2020. This line of credit is collateralized by the Company's assets.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), Simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Corporate Conversion

The Company was originally incorporated as a Delaware limited liability company on July 2, 2015 under the name Evonsys, LLC. The LLC converted to a Delaware corporation on March 5, 2021. Upon conversion to a Delaware corporation in March 2021, the Company authorized 2 classes of stock, designated as Class A Common Stock and Class B Common Stock. The Company is authorized to issue 10,000,000 shares of stock, designated as 1,000,000 shares of Class A Common Stock and 9,000,000 shares of Class B Common Stock, each with a par value of $0.0001.

On March 15, 2021, the 1,000 membership units were converted into 10,000 shares of common stock.

On March 22, 2021, the articles of incorporation were amended to authorize only one class of stock, reduce the authorized stock to 10,000 shares of common stock with a par value of $0.0001.

Line of Credit

On April 6, 2021, the Company entered into a line of credit agreement with Bank of America, in the amount of $700,000 with a maturity date of May 31, 2022.

PPP Loan

In May 2021, the Company was notified that the PPP loan was approved for forgiveness.

Crowdfunding Campaign

In 2021, the Company initiated a Regulation CF crowdfunding campaign.

Management's Evaluation

The Company has evaluated subsequent events through February 3, 2022, the date the consolidated financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.